Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
May 1, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Abby Adams and Dorrie Yale
Re:	Kenvue Inc.
Registration Statement on Form S-1
Filed January 4, 2023, as amended
File No. 333-269115
Dear Ms. Adams and Ms. Yale:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on Wednesday, May 3, 2023 or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Cravath, Swaine & Moore LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
* * *

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

as representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By: /s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By: /s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

BOFA SECURITIES, INC.

By: /s/ Manuel Sobrino
Name: Manuel Sobrino
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]